UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                  ------------

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 2)*


                              Staff Leasing, Inc.
                              -------------------
                                (Name of Issuer)

                    Shares of Common Stock, ($.01 par value)
                    ----------------------------------------
                         (Title of Class of Securities)

                                   0008523811
                                 (CUSIP Number)


                                                  with copies to:
Gary Binning                                      John M. Reiss, Esq.
Paribas                                           White & Case LLP
787 Seventh Avenue                                1155 Avenue of the Americas
New York, NY 10019                                New York, NY 10036
(212) 841-2141                                    (212) 819-8247

                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 April 21, 1999
          ------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ( )

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  ------------
                                  SCHEDULE 13D

---------------------------------
 CUSIP No. 0008523811
---------------------------------

-------- -----------------------------------------------------------------------
 1       NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Paribas      I.R.S. Identification No.
-------- -----------------------------------------------------------------------
 2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                               ( )(a)
                                                               (X)(b)

-------- -----------------------------------------------------------------------
 3       SEC USE ONLY
-------- -----------------------------------------------------------------------
 4       SOURCE OF FUNDS

         OO
-------- -----------------------------------------------------------------------
 5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e)                        ( )


-------- -----------------------------------------------------------------------
 6       CITIZENSHIP OR PLACE OF ORGANIZATION

         Republic of France
----------------------------------- ------- ------------------------------------
NUMBER OF SHARES BENEFICIALLY        7      SOLE VOTING POWER
OWNED BY EACH REPORTING PERSON              0*
WITH
                                    ------- ------------------------------------
                                     8      SHARED VOTING POWER
                                            0
                                    ------- ------------------------------------
                                     9      SOLE DISPOSITIVE POWER
                                            0*
                                    ------- ------------------------------------
                                     10     SHARED DISPOSITIVE POWER
                                            0
-------- -----------------------------------------------------------------------
 11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         0*
-------- -----------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES                                                    ( )
-------- -----------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         0
-------- -----------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

         BK
-------- -----------------------------------------------------------------------


------------------------

* Paribas may be deemed to be the beneficial owner of the Common Stock of Staff Leasing, Inc. reported herein through its ownership of Paribas North America, Inc. Such shares of Staff Leasing, Inc. are not included above so as to avoid double counting.

-------- -----------------------------------------------------------------------
 1       NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Paribas  North America, Inc.      I.R.S. Identification No. 13-1929559
-------- -----------------------------------------------------------------------
 2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                               ( )(a)
                                                               (X)(b)
-------- -----------------------------------------------------------------------
 3       SEC USE ONLY


-------- -----------------------------------------------------------------------
 4       SOURCE OF FUNDS

         WC, OO
-------- -----------------------------------------------------------------------
 5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e)                        ( )

-------- -----------------------------------------------------------------------
 6       CITIZENSHIP OR PLACE OF ORGANIZATION

         State of Delaware
----------------------------------- ------- ------------------------------------
NUMBER OF SHARES BENEFICIALLY        7      SOLE VOTING POWER
OWNED BY EACH REPORTING PERSON              425,000*
WITH
                                    ------- ------------------------------------
                                     8      SHARED VOTING POWER
                                            0
                                    ------- ------------------------------------
                                     9      SOLE DISPOSITIVE POWER
                                            425,000*

                                    ------- ------------------------------------
                                     10     SHARED DISPOSITIVE POWER
                                            0
-------- -----------------------------------------------------------------------
 11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         425,000*
-------- -----------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES                                                    ( )
-------- -----------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)



         1.9
-------- -----------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

         CO
-------- -----------------------------------------------------------------------


------------------------

* Paribas North America, Inc. may be deemed to be the beneficial owner of the Common Stock of Staff Leasing, Inc. reported herein by Paribas Principal Incorporated through its ownership of Paribas Principal Incorporated. Such shares of Staff Leasing, Inc. are not included above so as to avoid double counting.

-------- -----------------------------------------------------------------------
 1       NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Paribas Principal Incorporated    I.R.S. Identification No. 13-3529118
-------- -----------------------------------------------------------------------
 2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                               ( )(a)
                                                               (X)(b)
-------- -----------------------------------------------------------------------
 3       SEC USE ONLY


-------- -----------------------------------------------------------------------
 4       SOURCE OF FUNDS

         WC, OO
-------- -----------------------------------------------------------------------
 5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e)                        ( )

-------- -----------------------------------------------------------------------
 6       CITIZENSHIP OR PLACE OF ORGANIZATION

         State of New York
----------------------------------- ------- ------------------------------------
NUMBER OF SHARES BENEFICIALLY        7      SOLE VOTING POWER
OWNED BY EACH REPORTING PERSON               2,321,891
WITH
                                    ------- ------------------------------------
                                     8      SHARED VOTING POWER
                                            0
                                    ------- ------------------------------------
                                     9      SOLE DISPOSITIVE POWER
                                            2,321,891

                                    ------- ------------------------------------
                                     10     SHARED DISPOSITIVE POWER
                                            0
-------- -----------------------------------------------------------------------
 11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         2,321,891
-------- -----------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES                                                    ( )
-------- -----------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)



         10.2
-------- -----------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

         CO
-------- -----------------------------------------------------------------------

          Paribas, Paribas North America, Inc. ("PNA") and Paribas Principal Incorporated ("PPI" and collectively with Paribas and PNA, the "Reporting Persons") hereby amend the report on Schedule 13D, dated March 19, 1999 (as amended, the "Schedule 13D"), filed by PNA, PPI and Paribas in respect of the common stock, par value $.01 per share (the "Common Stock"), of Staff Leasing, Inc., a Florida corporation (the "Company"). Capitalized terms used but not defined herein shall have the meaning attributed to such terms in the Schedule 13D. The principal executive offices of the Company are located at 600 301 Boulevard West, Bradenton, FL 34205.

Item 4.     Purpose of Transaction.

          Item 4 of the Schedule 13D is hereby amended by adding the following after the sixth paragraph thereof:

          "On April 21, 1999, PPI provided the following letter to the Special Committee of the Board of Directors of the Company:



April 21, 1999



Special Committee of the Board of Directors
Staff Leasing, Inc.
600 301 Boulevard West
Suite 202
Bradenton, Florida  34205

Attn:     George B. Beitzel
          Chairman



Dear Mr. Beitzel:

          Paribas Principal Partners ("PPP") had been engaged in productive discussions with the Special Committee of the Board of Directors of Staff Leasing, Inc. (the "Company") and its advisors to permit PPP to conduct due diligence in order to pursue the fully-financed $17.50 per share cash offer jointly made by PPP and Transport Labor Contract/Leasing, Inc. (the "Offer"). PPP had more than adequately responded to the numerous demands and requests for information made by the Special Committee and its advisors. On Tuesday, April 20, 1999, the Special Committee abruptly and arbitrarily terminated discussions because, according to the Company's press release, pursuit of the Offer would disrupt certain "strategic initiatives" of the Company.

          We believe that our responses and those of our financing source to the Special Committee's numerous demands should have convinced you that the Offer was credible and capable of being pursued in a manner that would not adversely affect the progress management is making with its various "strategic initiatives" and would not adversely affect securing bids for workers' compensation insurance.

          For example, we informed you that resolution of the workers' compensation arrangements would not be a condition to completion of the transaction. Our financing source provided the same confirmation to you. PPP's offer letter of April 2, 1999 specifically indicated that access to insurance providers and potential insurance providers would be required as part of its due diligence. When PPP attempted to clarify the proposed form of confidentiality agreement to permit this due diligence, your counsel informed us that you believed this was a significant "new" issue. In response to the Committee's concerns, one business day later PPP agreed that it would withdraw its request to contact insurance providers. PPP and its financing source then confirmed they remained prepared to pursue the Offer without a workers' compensation condition. Nonetheless, without further discussion with PPP, the Company publicly announced it would not pursue the Offer.

          We also note that the Special Committee informed us that in order to prevent disruption to the Company's business, we must complete our due diligence in 7-10 business days; we agreed. We find it hard to understand how the Special Committee can now say that pursuit of Paribas' offer could disrupt the Company's "strategic initiatives."

          We are extremely disappointed that the Board, without even commenting on the adequacy of PPP's Offer, has refused to pursue the Offer. The market's reaction to your press release indicates that your stockholders are also disappointed with your actions. Our Offer represents a premium of approximately 70% to the stock's closing market price on March 17, 1999 and a premium of approximately 43% to the closing market price today. PPP believes strongly that the Company's actions are contrary to the best interests of the stockholders of the Company.

          PPP urges the Special Committee to reconsider its decision. We stand ready to execute the confidentiality agreement in the form previously agreed and to proceed in an expeditious manner to complete due diligence and commence a Board-approved offer for all shares of the Company.



                                            Very truly yours,

                                            PARIBAS PRINCIPAL INCORPORATED




                                            By:/s/ Gary A. Binning"
                                               --------------------

                                    SIGNATURE
                                    ---------



          Each Reporting Person certifies that, after reasonable inquiry and to the best of its knowledge and belief, the information set forth in this statement is true, complete and correct.




Dated:  April 22, 1999



                                              PARIBAS



                                              By:/s/    Gary A. Binning
                                                 ----------------------
                                                 Name:  Gary A. Binning
                                                 Title: Managing Director



                                              PARIBAS NORTH AMERICA, INC.



                                              By: /s/     John G. Martinez
                                                 -------------------------
                                                  Name:   John G. Martinez
                                                  Title:  Financial Controller



                                              PARIBAS PRINCIPAL INCORPORATED



                                              By: /s/     Gary A. Binning
                                                 ------------------------
                                                  Name:   Gary A. Binning
                                                  Title:  Director